



Jon Lincoln · 2nd

Founder at goimagine

Greater Boston · 500+ connections · **Contact info**

goimagine

Experience



Founder

goimagine · Full-time

Jan 2020 – Present · 11 mos

Greater Boston

Goimagine is the world's first marketplace donating 100% profits to charity. In an economy that rewards greed over generosity we believe there's an opportunity to harness the online economy to shift some of the focus from investor returns to providing social good.

Goimagine is dedicated to supporting non-profit organizations that focus on children in need. When buyers and sellers come together on goimagine everybody wins.

This is the #caringeconomy



WCVB - Channel 5 News Boston -...



goimagine



Founder, CEO & Head of Product

Veruna, Inc. · Full-time

Sep 2015 – Jul 2020 · 4 yrs 11 mos

Greater Boston Area

Veruna is the result of years of frustration with "good enough" insurance industry technology.

With both its new agency management solution built on the Salesforce platform and its leading consultancy services, Veruna is challenging independent insurance agents to walk away from the status quo and embrace change. Learn more at www.veruna.com. **...see mor**

 Veruna's Founder, Jon Lincoln, Wins ACORD...

 Jonathan Lincoln Named One of ACOR...



Vice President Of Business Development

etfile

Oct 2010 – Sep 2015 · 5 yrs

Westboro, MA

Since 1996 etfile has been a leading provider of document management and paperless system for the Insurance Industry. With over 10 years of development experience, etfile is now empowering small to medium-sized businesses with OfficeScope. The new cloud-based document management system for paper and document intensive customer service **...see mor**

Founder and Managing Partner

Mottley's Comedy Club

Jun 2008 – May 2012 · 4 yrs

Boston, MA

Winner - "Best of Boston" - Boston Magazine
Winner - "Boston's Best Comedy Club" - Boston Phoenix
Featured - NBC's "The Today Show"
Featured - ABC's "Chronicle"			**...see mor**

Director of Sales & Managing Partner

Boston Entertainment Group LLC

Mar 2003 – Jan 2012 · 8 yrs 11 mos

Greater Boston Area

Education



Northeastern University

Bachelor of Business Administration (B.B.A.), Marketing

1999 – 2004

Activities and Societies: Study Abroad (Melbourne, AU), Monash Law Society Member, WRBB 104.9 (DJ), CUP (Council of University Programs)

Skills & endorsements

Entrepreneurship · 47

 Endorsed by **2 of Jon's colleagues at Veruna, Inc.**

New Business Development · 34

 Endorsed by **2 of Jon's colleagues at etfile**

Marketing · 30

 Endorsed by **3 of Jon's colleagues at etfile**

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